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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE):    Form 10-K    Form 20-F     Form 11-K  X Form10-QSB    Form N-SAR
             ---          ---           ---          ---           ---

          For  Period Ended: JUNE 30, 1996
          [   ]  Transition Report on Form 10-K
          [   ]  Transition Report on Form 20-F
          [   ]  Transition Report on Form 11-K
          [   ]  Transition Report on Form 10-QSB
          [   ]  Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          --------------------------------------

          READ INSTRUCTIONS ON BACK PAGE BEFORE PREPARING THIS FORM.
                            PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

RENAISSANCE ENTERTAINMENT CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

4440 ARAPAHOE ROAD,  SUITE 200
Address of Principal Executive Office (STREET AND NUMBER)

BOULDER, COLORADO 80303
City, State, and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the regristrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portions thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    MILES SILVERMAN                  (303)                        444-8273
- -----------------------------   -----------------------   ----------------------
        (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                             X  YES           NO
                                                           ---            ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               X  YES           NO
                                                           ---            ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                    RENAISSANCE ENTERTAINMENT CORPORATION
                 (Name of Registrant as Specified in Charter)

has caused notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     AUGUST  12, 1996                 By:  /s/ MILES SILVERMAN
     --------------------------               --------------------------------
                                              Miles Silverman, Chief Financial
                                              Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath this signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign shall be filed with the form.

                                  ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A manually signed copy of the form and amendments thereto shall be filed
     with each national securities exchange on which   any class of securities
     of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly funished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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                                 FORM 12B-25

                            PART III -- NARRATIVE

     The quarterly report on Form-10QSB for the period ended June 30, 1996, cannot be filed within the prescribed period of time because of difficulties arising from integrating the Company's recently acquired New York subsidiary's financial records with those of the Company and recent personnel changes at the Company.


                         PART IV -- OTHER INFORMATION

     For the quarter ended June 30, 1995, the Registrant reported unaudited sales of $4,486,726 and a net income of $56,424 or $.02 per share. For the quarter ended June 30, 1996, the Registrant expects to report increased sales as well as increased costs resulting in a net loss to shareholders, with a negative EPS likely, as compared to the same period last year. Increased sales are due to the operation of an additional Faire, the Virginia Renaissance Faire, and the increased costs are due to the construction of the Faire, which continued into the quarter, including the non-recurring costs associated with the opening of a
new Faire.   For the reasons discussed in the Registrant's response to Part III of this Form 12b-25, a reasonable estimate of results for the quarter is not available at this time.